Exhibit 99.1

Claude Sets Another Quarterly Gold Production Record and Earns $5.1 Million in Q1

Trading Symbols: TSX: CRJ; OTCQB: CLGRF

(All dollar amounts are in Canadian dollars unless stated otherwise)

Highlights:

•	Record quarterly gold production of 21,067 ounces, an 86% increase from Q1 2014
•	Mill head grade of 10.17 grams of gold per tonne for the quarter, a 77% increase from Q1 2014
•	Gold sales for the quarter were 17,326 ounces, a 59% increase from Q1 2014
•	Total cash cost per ounce of gold sold (1) of $675 (U.S. $544), a 31% decrease from Q1 2014
•	All-in sustaining cost per ounce of gold sold (1) of $1,374 (U.S. $1,107), a 28% decrease from Q1 2014
•	Cash flow from operations before net changes in non-cash operating working capital (1) of $9.3 million ($0.05 per share), a 417% increase from Q1 2014
•	Santoy Gap Deposit ramp up on pace to achieve 500 tonnes per day

SASKATOON, May 7, 2015 /CNW/ - Claude Resources Inc. ("Claude" and or the "Company") today reported first quarter net profit of $5.1 million, or $0.03 per share, a $10.2 million improvement from the first quarter of 2014 (Q1 2014 net loss - $5.1 million, or ($0.03) per share). The significant improvement in financial performance relates to improvements in gold production, sales volumes, ore grades and operational efficiencies.

"During the first quarter of 2015, the Seabee Gold Operation has continued to perform well with another quarterly gold production record, the third in its last four quarters. Higher than budgeted grades from planned stopes at the L62 and Santoy Gap deposits and productivity improvements contributed to the strong first quarter performance," stated Brian Skanderbeg, President and Chief Executive Officer. "Our ability to achieve consistent results over the past four quarters demonstrates the sustainability of our business plan and ore bodies. With the most challenging quarter behind us, cash on hand of $15.4 million and a declining all-in sustaining cost per ounce profile for the remainder of the year, we are confident in our ability to continue to generate free cash flow during 2015."

Financial Review

First quarter gold revenue of $26.2 million was 68% higher than the $15.6 million reported in the first quarter of 2014. The increase in gold revenue period over period was attributable to a 59% increase in gold sales volume (Q1 2015 – 17,326; Q1 2014 – 10,865 ounces) and a 5% increase in Canadian dollar gold prices realized (Q1 2015 $1,511 (U.S. $1,218); Q1 2014 - 1,438 (U.S. $1,303)) .

For the three months ended March 31, 2015, mine production costs of $10.7 million (Q1 2014 - $10.6 million) were relatively unchanged period over period.  With mine production costs and tonnes milled relatively unchanged period over period, higher grade ore decreased total cash cost per ounce of gold sold (1) by 31% to $675 (U.S. $544). Notwithstanding the significant outlay of capital expenditures during the first quarter due to the winter re-supply, all-in sustaining cost per ounce of gold sold (1) decreased by 28% for the quarter to $1,374 (U.S. $1,107) from $1,919 (U.S. $1,738) in the first quarter of 2014. All-in sustaining costs per ounce of gold were budgeted to be higher in the first quarter as the majority of the annual property, plant and equipment budget, $5.1 million of the $6.1 million, was incurred.

Cash flow from operations before net changes in non-cash operating working capital (1) of $9.3 million, or $0.05 per share, was up significantly from the $1.8 million, or $0.01 per share, reported in the first quarter of 2014.

Highlights of Financial Results	Q1 2015	Q1 2014

Revenue (000's)	$26,183	$15,624
Production costs (000's)	$10,730	$10,628
Gross profit (loss) (000's)	$10,618	($655)
Net profit (loss) (000's)	$5,122	($5,111)
Earnings (loss) per share (basic and diluted)	$0.03	($0.03)
Cash flow from operations before net changes in non-cash operating working capital (1) (000's)	$9,268	$1,784
Cash flow from operations before net changes in non-cash operating working capital (1) per share	$0.05	$0.01
Average realized price per ounce	$1,511	$1,438
Average realized price per ounce (U.S.$)	$1,218	$1,303
Total cash cost per ounce (1)	$675	$983
Total cash cost per ounce (U.S.$) (1)	$544	$891
All-in sustaining cost per ounce (1)	$1,374	$1,919
All-in sustaining cost per ounce (U.S.$) (1)	$1,107	$1,738

Operations Review
Record first quarter gold production of 21,067 ounces was 86% more than was produced in the same period in 2014 – a product of higher than budgeted ore grades from planned stopes at both the L62 and Santoy Gap deposits. During the quarter, the Company milled 67,249 tonnes at 10.17 grams of gold per tonne representing a 4% and 77% increase from the first quarter of 2014, respectively.

During the quarter, the Santoy Mine Complex averaged 432 tonnes per day at approximately 8.33 grams of gold per tonne and is on pace to achieve the budgeted throughput of 500 tonnes per day in 2015.  The L62 deposit averaged 315 tonnes per day at an average grade of 12.70 grams of gold per tonne. The increase in production during the quarter was from positive reconciliation on grade at both the L62 and Santoy Gap and replacing the lower grade Santoy 8 ore with higher grade Santoy Gap ore. For the remainder of 2015, the average head grade is expected to be more in-line with mineral reserve grades.

Over the last four quarters, the Company has produced 72,707 ounces of gold.

Production Highlights	Q1 2015	Q1 2014	Change

Seabee Gold Mine
Tonnes milled	28,352	37,036	-23%
Head grade (grams of gold per tonne)	12.70	7.31	74%
Produced gold (ounces)	11,085	8,285	34%

Santoy Mine Complex
Tonnes milled	38,897	27,334	42%
Head grade (grams of gold per tonne)	8.33	3.66	128%
Produced gold (ounces)	9,982	3,059	226%
Total tonnes milled	67,249	64,370	4%
Average head grade (grams of gold per tonne)	10.17	5.76	77%
Recovery (%)	95.8	95.1	1%
Total gold produced (ounces)	21,067	11,344	86%
Total gold sold (ounces)	17,326	10,865	59%

Outlook
During 2015, production at the Seabee Gold Operation is expected to be between 60,000 and 65,000 ounces of gold. Operating costs in 2015 are expected to be marginally lower than 2014 with unit cash costs to range from $785 to $850 per ounce, inclusive of royalties, and all-in sustaining costs to range from $1,175 to $1,275 per ounce. The Santoy Gap deposit will continue to decrease production risk with the addition of multiple long-hole mining fronts.  This Santoy Gap ore will displace lower margin ounces and optimize the Company's mine plan for improved cash flow. Quarterly operating results are expected to fluctuate throughout 2015; as such, they will not necessarily be reflective of the full year average.

Conference Call and Webcast

We invite you to join our conference call and webcast tomorrow at 11:00 AM Eastern Time.

To participate in the conference call please dial 1-888-231-8191 or 1-647-427-7450.  A replay of the conference call will be available until May 15, 2015 by calling 1-855-859-2056 and entering the pass code 32643604.

To view and listen to the webcast on May 8, 2015 please use the following URL in your web browser: http://event.on24.com/r.htm?e=985765&s=1&k=10DE19A63DFAFC01C19EE5D90B189E9D

A copy of Claude's Q1 2015 Management's Discussion & Analysis, Financial Statements and Notes thereto (unaudited) can be viewed at www.clauderesources.com.  Further information relating to Claude Resources Inc. has been filed on SEDAR and EDGAR and may be viewed at www.sedar.com or www.sec.gov.

Claude Resources Inc. is a public gold exploration and mining company based in Saskatoon, Saskatchewan, with an asset base located entirely in Canada. Its shares trade on the Toronto Stock Exchange (TSX: CRJ) and the OTCQB (OTCQB: CLGRF). Since 1991, Claude has produced over 1,000,000 ounces of gold from its Seabee Gold Operation in northeastern Saskatchewan. The Company also owns 100 percent of the Amisk Gold Project in northeastern Saskatchewan.

Footnotes

(1)  See description and reconciliation of non-IFRS financial measures in the "Non-IFRS Financial Measures and Reconciliations" section in the Company's Q1 2015 MD&A available on the Company's website at www.clauderesources.com or on www.sedar.com or www.sec.gov.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

All statements, other than statements of historical fact, contained or incorporated by reference in this news release and  constitute "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (referred to herein as "forward-looking statements").  Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate" or "believes", or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results, "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

All forward-looking statements are based on various assumptions, including, without limitation, the expectations and beliefs of management, the assumed long-term price of gold, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour, and that the political environment within Canada will continue to support the development of mining projects in Canada.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Claude to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:  actual results of current exploration activities; environmental risks; future prices of gold; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour issues and other risks of the mining industry; delays in obtaining government approvals or financing or in the completion of development or construction activities; and other risks and uncertainties, including but not limited to those discussed in the section entitled "Business Risk" in the Company's Annual Information Form. These risks and uncertainties are not, and should not be construed as being, exhaustive.

Although Claude has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements in this news release are made as of the date of this news release and accordingly, are subject to change after such date.  Except as otherwise indicated by Claude, these statements do not reflect the potential impact of any non-recurring or other special items that may occur after the date hereof.  Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment.

Claude does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

CAUTIONARY NOTE TO US INVESTORS CONCERNING RESOURCES ESTIMATES

The resource estimates in this document were prepared in accordance with National Instrument 43-101, adopted by the Canadian Securities Administrators. The requirements of National Instrument 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC"). In this document, we use the terms "measured", "indicated" and "inferred" resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute "reserves". Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into "reserves". Further, "inferred resources" have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that "inferred resources".

SOURCE Claude Resources Inc.

%CIK: 0001173924

For further information: Brian Skanderbeg, President & CEO, Phone: (306) 668-7505; or Marc Lepage, Manager, Investor Relations, Phone: (306) 668-7505, Email: ir@clauderesources.com, Website: www.clauderesources.com

CO: Claude Resources Inc.

CNW 17:30e 07-MAY-15